File number 82 - 524

03 DEC 30 7:21

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

82-34640

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

19 December 2003

03045421

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 9th December 2003 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release to the London Stock Exchange.

Increase of issued share capital - 19th December 2003

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

PROCESSED
JAN 13 2004
THOMSON
FINANCIAL

Enc.

dlw 1/7

communicate RNS

Close

Full Text Announcement

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Increase of issued share capital
Released	07:01 19 Dec 2003
Number	PRNUK-1812

FRIENDS PROVIDENT PLC

Increase of Share Capital

The Board of Friends Provident plc (the 'Company') announces that on 18th December 2003 the issued share capital of the Company has increased to 1,722,348,645 ordinary shares of 10 pence each to accommodate the exercise of share options in the Friends Provident Executive Share Option Scheme.

Application has been made for admission of the new 426,957 ordinary shares to trading on the London Stock Exchange.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

END